EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Inuvo, Inc.		Nevada Corporation

	Morex Marketing Group, LLC / BabytoBee	New York Limited Liability Company

	Kidzadu, Inc.	Florida Corporation

	ValidClick	Missouri Corporation

	CUM Holding, Inc.	North Carolina Corporation

	Advertising Holding, Inc.	North Carolina Corporation

	Rightstuff, Inc.	North Carolina Corporation

	Exact Supplements, LLC	Florida Limited Liability Company

	Home Biz Ventures, LLC	Florida Limited Liability Company

	Vintacom Florida, Inc.	Florida Corporation

	RE School Holdings, Inc.	Florida Corporation

	iLead Media, LLC	Delaware Limited Liability Company

	Kowabunga Marketing, Inc.	Michigan Corporation

	PrimaryAds, Inc.	New Jersey Corporation